SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                                 CONDUCTUS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    206784100
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 April 18, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  206784100
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  WC/PF
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:           United States
________________________________________________________________________________
     Number of                               7) Sole Voting Power:      900,000*
                                             -----------------------------------
     Shares Beneficially                     8) Shared Voting Power:
                                             -----------------------------------
     Owned by
     Each Reporting                          9) Sole Dispositive Power: 900,000*
                                             -----------------------------------
     Person With:                           10) Shared Dispositive Power:
                                            ------------------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:      900,000*
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

              (See Instructions):                               Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):    7.5%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       IA/IN
________________________________________________________________________________
* Cerberus Partners, L.P. ("Cerberus"), a Delaware limited partnership, is the holder of 18,750 shares of Conductus, Inc.'s (the "Company") Series C preferred stock (the "Preferred Stock"). Cerberus International, Ltd. ("International "), a corporation organized under the laws of the Bahamas, is the holder of 46,250 shares of Preferred Stock. Stephen Feinberg, individually, is the holder of 10,000 shares of Preferred Stock. The Preferred Stock is convertible at the option of the holder at any time after June 17, 2000 into ten (10) shares of the Company's common stock, par value $.0001 per share (the "Common Stock"). In addition, Cerberus, International and Stephen Feinberg, individually, are the holders of warrants issued by the Company (the "Warrants"), which are exercisable at any time after June 17, 2000, for 37,500, 92,500 and 20,000 shares of Common Stock, respectively. Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of Preferred Stock and Warrants held by Cerberus, International and himself. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, Mr. Feinberg is deemed to beneficially own 900,000 shares of Common Stock.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $.0001 per share (the "Common Stock"), of Conductus, Inc. (the "Company"), whose principal executive offices are located at 969 W. Maude Avenue, Sunnyvale, California 94086.

Item 2.   Identity and Background.

          The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as (i) the managing director of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P.("Cerberus"), a Delaware limited partnership, and (ii) the investment manager for Cerberus International, Ltd. ("International"), a corporation organized under the laws of the Bahamas. Cerberus and International are engaged in the investment in personal property of all kinds, including, but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          All funds used to purchase the Preferred Stock and Warrants on behalf of Cerberus, International and Stephen Feinberg have come directly from the assets of Cerberus, International and Stephen Feinberg, respectively. The amount of funds used to purchase the securities described herein by Cerberus, International and Stephen Feinberg was $750,000, $1,850,000 and $400,000, respectively.

Item 4.   Purpose of Transaction.

          The acquisition of the Preferred Stock and Warrants by Cerberus, International and Stephen Feinberg is for investment purposes. Mr. Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Based upon information provided by the management of the Company, there were 11,119,359 shares of Common Stock outstanding as of March 3, 2000. As of April 18, 2000, Cerberus, International and Stephen Feinberg, individually, were the holders of 18,750, 46,250 and 10,000 shares of Preferred Stock, respectively. The Preferred Stock is convertible at the option of the holder at any time after June 17, 2000 into ten (10) shares of the Company's Common Stock. In addition, Cerberus, International and Stephen Feinberg, individually, are the holders of warrants issued by the Company (the "Warrants"), which are exercisable at any time after June 17, 2000, for 37,500, 92,500 and 20,000 shares of Common Stock, respectively. Mr. Feinberg possesses sole power to vote and direct the disposition of all Preferred Stock and Warrants held by Cerberus, International and himself. Accordingly, as of April 18, 2000, for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, Mr. Feinberg is deemed to beneficially own 900,000 shares of Common Stock, or 7.5% of the shares of Common Stock issued and outstanding as of that date. Cerberus, International and Stephen Feinberg have not transacted in any securities of the Company in the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Feinberg and any person or entity.


Item 7.   Material to be Filed as Exhibits.

          Not applicable.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          April 18, 2000


                                          /s/ Stephen Feinberg
                                          ______________________________________
                                          Stephen Feinberg,  individually and in
                                          his capacity as the managing member of
                                          Cerberus   Associates,   L.L.C.,   the
                                          general  partner of Cerberus Partners,
                                          L.P.  and as  the  investment  manager
                                          for Cerberus International, Ltd.


           Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).